Exhibit 99.1

February 12, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for Year End 2014

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 43.03% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its annual 2014 financial results, as published on February 11, 2015 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES Q4 AND YEAR END RESULTS

Continues to precisely execute its strategy

Toronto, Ontario (February 11, 2015) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and manager of well-located, high quality, urban retail-centered properties, announced today financial results for the three months and year ended December 31, 2014.

During the year, First Capital Realty generated 1.0% growth in Funds from Operations (“FFO”) per share (diluted) and 3.1% growth in Adjusted Funds from Operations (“AFFO”) per share (diluted), excluding other gains, losses and expenses, while continuing disciplined execution of its strategy, including the following:

•	Invested $523 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 758,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line; including delivery of 289,000 square feet of newly developed and redeveloped space, of which 79% was occupied at completion at an average rate of $19.09 per square foot (including 171,000 square feet of anchor tenants);

•	Recycled capital totalling $245.7 million from dispositions of non-core assets resulting in a reduction of gross leasable area of 538,000 square feet and 48.1 acres of land;

•	Extended debt maturities to 5.9 years through the issuance of $510 million of senior unsecured debentures, repayment (including early repayment of certain 2014 and 2015 maturities) of mortgages and senior unsecured debentures totalling $433 million, and the assumption of $22 million of mortgages by a purchaser on sale of investment properties;

•	Raised $143 million of equity during the year and $86.5 million of equity subsequent to year-end.

“I’m very pleased with our performance in my last year as CEO” said Dori J. Segal, President and CEO. “We generated record cash flow from operating activities while we were heavily recycling capital from non-core assets to high quality urban acquisition, redevelopment and development activities.”

Effective February 16, 2015, Mr. Adam Paul will become First Capital Realty’s President and Chief Executive Officer. Mr. Dori Segal will assume the role of Executive Vice Chairman of the Board and Chairman of the Executive Committee of the Board.

YEAR END HIGHLIGHTS

As at, and for year ended December 31	$ millions
	2014	2013
Total assets	$7,908	$7,596
Enterprise value (1)	$7,762	$7,319
Net debt to total assets (1)	42.2%	42.9%
Net debt to enterprise value (1)	42.9%	44.3%
Weighted term of fixed-rate debt (years) (1)	5.9	5.3
Property rental revenue	$648	$632
Net operating income (“NOI”) (1)	$407	$398

	$ millions
	(except shares)		per share
Year ended December 31	2014	2013	2014	2013
Net income attributable to common shareholders	$196.7	$214.9	$0.92	$1.01
Cash provided by operating activities	$269.1	$213.0
FFO (1) (2)	$209.0	$215.5	$0.98	$1.03
FFO excluding other gains (losses) and (expenses)	$220.3	$214.5	$1.04	$1.03
Weighted average diluted shares for FFO (000s)	212,537	208,877
AFFO (1) (2)	$229.8	$225.2	$1.01	$1.00
AFFO excluding other gains (losses) and (expenses)	$228.6	$218.5	$1.00	$0.97
Weighted average diluted shares for AFFO (000s)	228,568	224,767

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	See “FFO and AFFO” section of this press release.

•	3.2% total same property NOI growth; 2.8% NOI growth on same property – stable excluding expansions;

•	Total same property occupancy of 96.9% compared to 96.5% at December 31, 2013; same property - stable occupancy of 97.2% compared to 96.7%;

•	Total occupancy of 96.0% compared to 95.5% at December 31, 2013;

•	Gross new leasing totalled 978,000 square feet including development and redevelopment coming on line; lease closures totalled 684,000 square feet and 212,000 square feet of closures for redevelopment;

•	9.1% per square foot increase on new lease rates versus closed lease rates;

•	Completed new leasing on existing space totalling 636,000 square feet at an average rental rate of $19.01 per square foot (excluding leasing of an old Zellers store in a property held for sale);

•	9.6% rate per square foot increase on 2,415,000 square feet of renewal leases;

•	Average rental rate per occupied square foot increased by $0.46 from December 31, 2013 to $18.42 at December 31, 2014, including the effect of acquisitions and dispositions.

FOURTH QUARTER HIGHLIGHTS

	$ millions
	(except shares)		per share
Three months ended December 31	2014	2013	2014	2013
Net income attributable to common shareholders	$44.8	$47.9	$0.21	$0.23
Cash provided by operating activities	$82.6	$84.6
FFO (1) (2)	$48.1	$55.8	$0.22	$0.27
FFO excluding other gains (losses) and (expenses)	$57.6	$55.7	$0.27	$0.27
Weighted average diluted shares for FFO (000s)	217,299	209,486
AFFO (1) (2)	$61.5	$57.2	$0.26	$0.25
AFFO excluding other gains (losses) and (expenses)	$61.1	$57.1	$0.26	$0.25
Weighted average diluted shares for AFFO (000s)	233,784	226,183

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	See “FFO and AFFO” section of this press release.

•	Invested $142 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 96,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line; including delivery of 68,000 square feet of newly developed and redeveloped space, of which 37% was occupied at completion at an average rate of $9.30 per square foot (including 21,000 square feet of anchor tenants);

•	Recycled capital totalling $97.1 million from dispositions of non-core assets resulting in a reduction of gross leasable area of 325,400 square feet and 15.1 acres of land;

•	4.1% total same property NOI growth; 3.3% NOI growth on same property – stable excluding expansions;

•	Gross new leasing totalled 333,000 square feet including development and redevelopment coming on line; lease closures totalled 239,000 square feet and 106,000 square feet of closures for redevelopment;

•	Completed new leasing on existing space totalling 195,000 square feet at an average rental rate of $18.02 per square foot (excluding leasing of an old Zellers store in a property held for sale).

NET INCOME

	Three months ended December 31		Year ended December 31
($ millions, except per share amounts)	2014	2013	2014	2013

Net income attributable to common shareholders	$44.8	$47.9	$196.7	$214.9
Net income per share attributable to common shareholders (diluted)	$0.21	$0.23	$0.92	$1.01

Net income attributable to common shareholders for the year ended December 31, 2014 was $196.7 million or $0.92 per share (diluted) compared to $214.9 million or $1.01 per share (diluted) for the year ended December 31, 2013. For the year ended December 31, 2014, the decrease in net income was primarily due to higher net other losses and expenses largely related to executive transition expense, coupled with a lower fair value gain on investment properties and the related decrease in deferred income taxes compared to the prior year. The decrease in net income was partially offset by an increase in total same property NOI.

Net income attributable to common shareholders for the three months ended December 31, 2014 was $44.8 million or $0.21 per share (diluted) compared to $47.9 million or $0.23 per share (diluted) for the three months ended December 31, 2013. For the three months ended December 31, 2014, the decrease in net income over the prior year period was primarily due to higher net other losses and expenses, primarily related to executive transition expense and losses on prepayment of debt, which was partially offset by higher total same property NOI and a higher fair value gain on investment properties as compared to the prior year period.

FFO AND AFFO

FFO is considered a meaningful additional financial measure of operating performance, as it excludes fair value gains and losses on investment properties. FFO also adjusts for certain items included in IFRS net income that may not be the most appropriate determinants of the long-term operating performance of the Company including certain cash and non-cash gains and losses, incremental leasing costs, property taxes reflected ratably, adjustments for equity accounted joint ventures and to non-controlling interest to reflect FFO attributable to the Company. FFO provides a perspective on the financial performance that is not immediately apparent from net income determined in accordance with IFRS. The weighted average number of diluted shares outstanding for FFO is calculated assuming conversion of only those convertible debentures outstanding that would have a dilutive effect upon conversion, at the holders’ contractual conversion price.

FFO excluding other gains (losses) and (expenses) for the year ended December 31, 2014 totalled $220.3 million or $1.04 per share (diluted) compared to $214.5 million or $1.03 per share (diluted) for the year ended December 31, 2013. The increase over the prior year was primarily due to total same property NOI growth and higher interest income from investments, which was partially offset by higher interest expense resulting from higher debt levels during 2014 compared to the prior year.

FFO for the year ended December 31, 2014 totalled $209.0 million or $0.98 per share (diluted) compared to $215.5 million or $1.03 per share (diluted) for the year ended December 31, 2013. The decrease in FFO over the prior year is primarily due to higher interest expense, executive transition expense and higher net other gains in 2013 primarily arising from sale of residential inventory and a gain on settlement of litigation. This was partially offset by total same property NOI growth as compared to the prior year.

FFO excluding other gains (losses) and (expenses) for three months ended December 31, 2014 totalled $57.6 million or $0.27 per share (diluted) compared to $55.7 million or $0.27 per share (diluted) in the same prior year period. The increase was primarily due to higher interest from mortgages and loans receivable and lower corporate expenses, partially offset by higher interest expense as a result of higher debt levels compared to the same prior year period.

FFO for the three months ended December 31, 2014 totalled $48.1 million or $0.22 per share (diluted) compared to $55.8 million or $0.27 per share (diluted) in the same prior year period. The decrease in FFO over the prior year period was primarily due to higher net other losses and expenses mainly related to executive transition expense and losses on prepayment of debt as compared to the same prior year period.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, same property capital expenditures and leasing costs for maintaining shopping centre infrastructures, certain other gains or losses, and adjustments to non-controlling interest to reflect AFFO attributable to the Company. Residential inventory pre-sale costs are recognized in AFFO when the Company recognizes revenue from the sale of residential units. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures, calculated using the holders’ contractual conversion price.

AFFO excluding other gains (losses) and (expenses) for the year ended December 31, 2014 totalled $228.6 million or $1.00 per share (diluted) compared to $218.5 million or $0.97 per share (diluted) for the year ended December 31, 2013. The increase over prior year is primarily due to growth in FFO excluding other gains (losses) and (expenses) and a smaller adjustment for the impact of straight-line rental revenue as compared to the prior year.

AFFO for the year ended December 31, 2014 totalled $229.8 million or $1.01 per share (diluted) compared to $225.2 million or $1.00 per share (diluted) for the year ended December 31, 2013. The increase over prior year is primarily due to growth in AFFO excluding other gains (losses) and (expenses)

offset by higher net gains in 2013 arising from sale of residential inventory and a gain on settlement of litigation.

AFFO for the three months ended December 31, 2014 totalled $61.5 million or $0.26 per share (diluted) compared to $57.2 million or $0.25 per share (diluted) for the same prior year period. AFFO excluding other gains (losses) and (expenses) for the three months ended December 31, 2014 totalled $61.1 million or $0.26 per share (diluted) compared to $57.1 million or $0.25 per share (diluted) for the same prior year period. The increase in AFFO excluding other gains (losses) and (expenses) over the prior year period is primarily due to growth in FFO excluding other gains (losses) and (expenses) and a smaller adjustment for the impact of straight-line rental revenue compared to the same prior year period.

Refer to the Funds from Operations, Adjusted Funds from Operations and Net Operating Income sections in the Company’s MD&A released today for further information.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The financing activities completed by the Company during the year ended December 31, 2014 include:

•	Issued a total of 8,018,000 common shares at a weighted average price of $18.21 for gross proceeds of $146 million during the year;

•	Issued a total of $510 million of new senior unsecured debentures during the year at a weighted term of 10.8 years at issuances and a weighted average coupon rate of 4.60%;

•	Repaid during the quarter $25.5 million of mortgages payable with a weighted average interest rate of 6.32%, bringing the total repayment for the year to $208 million with a weighted average interest rate of 5.93%. Related prepayment penalties for the year totalled $0.6 million;

•	Redeemed $125 million outstanding Series G senior unsecured debentures in the fourth quarter and $100 million outstanding Series F senior unsecured debentures in the third quarter, bringing the total redemption to $225 million for the year with a weighted average coupon rate of 5.67%. Related prepayment premiums were approximately $3.2 million;

•	Weighted average fixed-rate debt maturity of 5.9 years at December 31, 2014 compared to 5.3 years at December 31, 2013;

•	Weighted average interest rate on fixed-rate mortgages and senior unsecured debentures of 4.89% compared to 5.09% at December 31, 2013;

•	The Company’s unencumbered assets totalled $5 billion at December 31, 2014 representing 63% of total assets.

SUBSEQUENT EVENTS

Senior Unsecured Debentures Issued

In January 2015, the Company completed the issuance of an additional $90.0 million principal amount of the Series S senior unsecured debentures. The debentures have an effective yield to investors of 3.750% per annum if held to maturity. Together with prior issuances of these debentures, a total of $300 million of Series S senior unsecured debentures were outstanding on completion of this offering.

Equity Issuance

In February 2015, the Company issued 4,370,000 common shares at $19.80 per common share on a bought-deal basis for gross proceeds of $86.5 million, including the exercise in full of the underwriters’ over-allotment option.

Dividend

The Company will pay a first quarter dividend of $0.215 per common share on April 9, 2015 to shareholders of record on March 27, 2015.

For further information on Management’s outlook and view on the business environment please refer to the “Outlook and Current Business Environment” section of the MD&A for the year ended December 31, 2014.

PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON MARCH 31, 2015 IN SHARES

Consistent with past practice and its stated intention, First Capital Realty will pay the interest due on March 31, 2015 to holders of its 5.70% convertible unsecured subordinated debentures due June 30, 2017 (FCR.DB.D), to holders of its 5.40% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.E), to holders of its 5.25% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.F), to holders of its 5.25% convertible unsecured subordinated debentures due March 31, 2018 (FCR.DB.G), to holders of its 4.95% convertible unsecured subordinated debentures due March 31, 2017 (FCR.DB.H), to holders of its 4.75% convertible unsecured subordinated debentures due July 31, 2019 (FCR.DB.I) and to holders of its 4.45% convertible unsecured subordinated debentures due February 28, 2020 (FCR.DB.J) by the issuance of common shares on March 31, 2015. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on March 24, 2015. The aggregate interest payment is approximately

$9.86 million, plus any accrued and unpaid interest on any such debentures which are converted on or before March 24, 2015.

It is the current intention of First Capital Realty to continue to satisfy its obligations to pay principal and interest on its convertible unsecured subordinated debentures by the issuance of common shares.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the three months and year ended December 31, 2014 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s fourth quarter and year end results on Thursday, February 12, 2015 at 11:00 a.m. (ET).

Teleconference:

You can participate in the live conference toll-free at (866) 696-5910 or at (416) 340-2217 with access code 8212279. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through February 26, 2015 and can be accessed by dialing 905-694-9451 or toll free 800-408-3053 with access code 2901762.

Webcast:

To access the audio webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of well-located, high quality urban retail-centered properties where people live and shop for everyday life. The Company currently owns interests in 157 properties, totalling approximately 24.3 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including but not limited to NOI, FFO, AFFO, debt and enterprise value. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three months and year ended December 31, 2014, which should be read in conjunction with this news release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents NOI, FFO and AFFO as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2014 and under “Risk Factors” in its current Annual

Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to: general economic conditions; real property ownership; the availability of a new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties; defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases in operating costs and property taxes; geographic and tenant concentration; residential development, sales and leasing; compliance with financial covenants; changes in governmental regulation; environmental liability and compliance costs; unexpected costs or liabilities related to dispositions; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; risks in joint ventures; matters associated with significant shareholders; investments subject to credit and market risk; loss of key personnel; and the ability of health care tenants to maintain licenses, certifications and accreditations.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Kay Brekken, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR